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Equal Announces Closing of Hunton Acquisition and
Provides Operational Update

Calgary, Alberta – (CNW - June 1, 2011) Equal Energy Ltd. (“Equal” or the “Company”) (EQU: TSX; EQU: NYSE) announces that it has closed the acquisition of Hunton assets in Oklahoma from Petroflow Energy Ltd. and its subsidiaries, North American Petroleum Corporation USA and Prize Petroleum LLC (collectively “Petroflow”) and has settled all outstanding legal matters and other claims among the Company, Petroflow and Petroflow’s banks.

“We are very pleased to have completed this acquisition.  Our corporate production has increased more than 30% and the transition is seamless as these assets are all currently operated and administered by Equal.  The acquisition is accretive to our shareholders on all measures and firmly establishes Equal Energy as the dominant publicly traded player in the prolific Oklahoma Hunton play.  We are currently drilling on two programs in Oklahoma and are excited about our expansion plans there.” said Don Klapko, President and CEO of Equal.

ACQUISITION HIGHLIGHTS

THE ASSETS
Equal has acquired 100% of Petroflow’s interests held jointly with Equal in the Oklahoma Hunton play, additional uphole rights and $1.4 million of production tax rebates for cash consideration of US$93.5 million less US$5.8 million in joint interest billings owed to Equal and adjustments to the consideration to account for the closing occurring on June 1, 2011 which has occurred prior to the effective date of July 1, 2011.

The acquired interests have the following characteristics:

Production1	3,100 boe/d (approximately 42% liquids)
Proved reserves2	8.7 mmboe (approximately 98% proved developed producing) Dec 31, 2010 PV10 Value - $139.6 million
Operating netback per boe3	US$19.10 per boe
Proved RLI	7.7 years
1.	Internal estimate of average production for July 1 to December 31, 2011 period.
2.	From Haas Petroleum Consultants – independent reserve engineers based on NI 51-101 definitions
3.	Based on US$90.00 / bbl oil price and US$4.25 / mmbtu gas price

Based on a purchase price of US$93.5 million, and adjusting for the receipt of US$5.8 million in joint interest billings, the transaction metrics are as follows:

Production	US$28,290 per boe/d
Proved reserves	US$10.08 per boe
Cash flow	Approximately 4.3x annualized cash flow

The acquisition is expected to be accretive to Equal in 2011 in terms of cash flow, production, reserves and net asset value, all on a per share basis.  Further, a US$10 million liability related to a previous ruling of the Bankruptcy Court has been reversed.  Upon the acquisition, Equal’s bank line is expected to be increased to $200 million.  The amount drawn on the bank line after funding the acquisition is $118 million, providing the Company with substantial financial flexibility moving forward.

The acquisition has significantly increased the scale of the Company’s production base and firmly established Equal as a dominant operator in the Hunton liquids-rich natural gas play in Oklahoma.  The additional 3,100 boe/d represents an increase in the working interest of existing wellbores in which Equal already holds an interest and acts as the operator resulting in a seamless transition to take over these assets.  The acquisition also eliminates the distraction, cost and uncertainty of legal disputes related to the bankruptcy of our former Hunton partner and allows the Company to better control the pace of development of the substantial inventory of drilling locations in Oklahoma.

UPHOLE OPPORTUNITIES
As part of the acquisition Equal has increased its interest in certain promising light oil plays on lands that were earned by Petroflow during the farmout in undeveloped zones above the Hunton, including the Mississippian, Redfork and Oswego formations.  Equal and Petroflow will equalize, on a 50/50 basis, the interests in zones above the Hunton in the joint sections and owned 30% by Equal prior to the acquisition.  Petroflow will operate a development program over the uphole assets on the former farmout lands upon its emergence from bankruptcy later in 2011.  These added uphole interests add to Equal’s extensive existing company operated land base through these prospective areas.

OPERATIONS UPDATE AND GUIDANCE
Production for 2011 is expected to average between 9,800 and 10,300 boe/d, 53 percent weighted to oil and NGL’s.  Cash flow for 2011 is now estimated to be between $60 and $65 million.  Pricing assumptions used for the balance of 2011 are $90.00 WTI, $4.25 NYMEX, $3.50 AECO and the CAD/USD exchange rate at par.  The Company’s capital program will continue to closely match cash flow to ensure ongoing financial flexibility is maintained.

Drilling is underway on the second of six horizontal Hunton wells planned for 2011 in the Twin Cities Central Dolomite area.  A second rig is active to the north in Alfalfa County drilling a seven well vertical Hunton program.  The first of these wells is currently being completed and the second is drilling.  Hunton drilling in Alfalfa County has the added benefit of preserving mineral rights in the Mississippian light oil play which competitors are actively drilling nearby.  Equal is mapping the Mississippian on its acreage and monitoring the results of offsetting competitor activity and may initiate its first horizontal Mississippian test later this year.  Equal holds and operates approximately 56 gross sections in the Mississippian in addition to 12 sections held 50/50 with Petroflow for a total of 31 net sections in this exciting new play.

Results in the Cardium and Viking light oil resource plays continue to meet expectations.  Two Cardium and six Viking wells were drilled prior to break up this year with all wells placed on production by the end of May.  Drilling will re-commence on the Lochend Cardium in June with one more well planned for 2011.  Viking drilling in the Alliance area is expected to start again in July, after an extended spring break-up, with up to six wells planned over the balance of the year.

For further information please contact:

Dell Chapman                                                                           Don Klapko
Chief Financial Officer                                                              President & CEO
(403) 538-3580 or (877) 263-0262                                       (403) 536-8373 or (877) 263-0262

About Equal Energy Ltd.
Equal is an exploration and production oil and gas company based in Calgary, Alberta, Canada with its United States operations office located in Oklahoma City, Oklahoma. Equal’s shares and debentures are listed on the Toronto Stock Exchange under the symbols (EQU, EQU.DB.A, EQU.DB.B) and Equal’s shares are listed on the New York Stock Exchange under the symbol (EQU). The portfolio of oil and gas properties is geographically diversified with producing properties located in Alberta, British Columbia, Saskatchewan and Oklahoma. Current production is comprised of approximately 53 percent crude oil and natural gas liquids and 47 percent natural gas. Equal has compiled a multi-year drilling inventory for its properties including its new oil play opportunities in the Cardium and Viking in central Alberta in addition to its extensive inventory of drilling locations in the Hunton liquids-rich, natural gas play in Oklahoma.

Forward-Looking Statements
Certain information in this press release constitutes forward-looking statements under applicable securities law. Any statements that are contained in this press release that are not statements of historical fact may be deemed to be forward-looking statements. Forward-looking statements are often identified by terms such as "may," "should," "anticipate," "expects," "seeks" and similar expressions. Specific forward-looking statements included in this press release include comments related to the expected benefits of the Acquisition, the expected accretive nature of the Acquisition on Equal, the timing and success of ongoing drilling plans and Equal’s 2011 expected operational and financial performance.

Forward-looking statements necessarily involve known and unknown risks, including, without limitation, risks associated with oil and gas production; marketing and transportation; loss of markets; volatility of commodity prices; currency and interest rate fluctuations; imprecision of reserve estimates; environmental risks; competition; incorrect assessment of the value of acquisitions; failure to realize the anticipated benefits of acquisitions or dispositions; inability to access sufficient capital from internal and external sources; changes in legislation, including but not limited to income tax, environmental laws and regulatory matters.  Readers are cautioned that the foregoing list of factors is not exhaustive.

Readers are cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated Forward-looking statements contained in this press release are expressly qualified by this cautionary statement.  Financial outlook information contained in this press release about prospective cash flows is based on assumptions about future events, including economic conditions and proposed courses of action, based on management’s assessment of the relevant information currently available.  Readers are cautioned that any such financial outlook information contained herein should not be used for purposes other than for which it is disclosed herein.

Additional information on these and other factors that could affect Equal's operations or financial results are included in Equal's reports on file with Canadian and U.S. securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), the SEC's website (www.sec.gov), Equal's website (www.equalenergy.ca) or by contacting Equal. Furthermore, the forward looking statements contained in this news release are made as of the date of this news release, and Equal does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by securities law.

CONVERSION:  Natural gas volumes recorded in thousand cubic feet (“mcf”) are converted to barrels of oil equivalent (“boe”) using the ratio of six (6) mcf to one (1) barrel of oil (“bbl”).  Boe’s may be misleading, particularly if used in isolation.  A boe conversion ratio of 6 mcf:1 bbl is based on an energy equivalent conversion method primarily applicable at the burner tip and does not represent a value equivalent at the wellhead.